<SEC>
<SEC-HEADER>
<ACCEPTANCE-DATETIME>
ACCESSION NUMBER:

CONFORMED SUBMISSION TYPE:	SC 13D
PUBLIC DOCUMENT COUNT:		1
FILED AS OF DATE:		20090407
DATE AS OF CHANGE:		20090407

SUBJECT COMPANY:

	COMPANY DATA:
		COMPANY CONFORMED NAME:			General Acceptance Corporation
		CENTRAL INDEX KEY:			0000937965
		STANDARD INDUSTRIAL CLASSIFICATION:	[6141]
		IRS NUMBER:				351739977
		STATE OF INCORPORATION:			IN
		FISCAL YEAR END:			1231

	FILING VALUES:
		FORM TYPE:		SC 13D
		SEC ACT:		1934 Act
		SEC FILE NUMBER:
		FILM NUMBER:

	BUSINESS ADDRESS:
		STREET 1:		1025 ACUFF ROAD
		CITY:			BLOOMINGTON
		STATE:			IN
		ZIP:			47404
		BUSINESS PHONE:		812-876-3555

	MAIL ADDRESS:
		STREET 1:		1025 ACUFF ROAD
		CITY:			BLOOMINGTON
		STATE:			IN
		ZIP:			47404

FILED BY:


				  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.____)*

                      General Acceptance Corporation\IN\

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)



                                 (CUSIP Number)

                      9298 SVL Box, Victorville, CA 92395

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                April 7, 2009

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No.

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     General Acceptance Corporation\IN\ 351739977

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]

3.   SEC Use Only


4.   Source of Funds (See Instructions)
     PF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)       [_]

6.   Citizenship or Place of Organization
     Delaware

                   7.   Sole Voting Power
                        6,000,000
Number of
Shares Bene-       8.   Shared Voting Power
ficially by             -0-
Owned by Each
Reporting          9.   Sole Dispositive Power
Person With             6,000,000

                   10.  Shared Dispositive Power
                        6,000,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
     [_]

13.  Percent of Class Represented by Amount in Row (11)
     100%

14.  Type of Reporting Person (See Instructions)
     IN


INSTRUCTIONS FOR COVER PAGE

(1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS--Furnish the full legal name of each person for whom the report is filled - i.e., each person required to sign the schedule itself including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock of General Acceptance Corporation\IN\, a Indiana corporation (the "Issuer"). The address of the principal executive office of the Issuer is 1025 Acuff Road
Bloomington, IN 47404.
JayCee James has controlling interest of General Acceptance Corporation\IN\.


ITEM 2. IDENTITY AND BACKGROUND.

     1    (a)  Name: General Acceptance Corporation\IN\

          (b) Residence or business address: 1025 Acuff Road., Bloomington, IN 47404

          (c)  Principal Occupation: Credit Institution

          (d)  Criminal Convictions: N/A TO REPORTING PERSON

          (e)  Civil or Administrative Proceedings: N/A TO REPORTING PERSON

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired the subject shares of common stock in connection with the reported SEC Filings of General Acceptance Corporation\IN\., The transaction was consummated on APRIL 7, 2009 and no funds or financing were used in connection with the transaction.

ITEM 4. PURPOSE OF THE TRANSACTION

The Reporting Person acquired their beneficial ownership in the shares in the transactions described in Item 3. Except as indicated below, the Reporting Person have no plans or proposals which relate to, or may result in, any of the matters listed in items 4 (a)-(j) of schedule 13D, including:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that General Acceptance Corporation\IN\ is actively trying to raise capital to fund operations of the issuer.

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer.

     (c)  A sale or transfer of a material amount of assets of the Issuer.

     (d) Any change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940.

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, provided, however, that following the acquisition the NASDAQ notified Issuer that it would be removed from NASD Automated Quotation System, pending a renewal of its application to be included on that exchange;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES THE ISSUER.

     (a) The Reporting Person, is the beneficial owner of 5,000,000 (100.0%) of the shares of common stock of the Issuer. The Percentage of the outstanding shares is calculated based upon 6,000,000 shares of common stock outstanding as of April 7, 2009.

     (b) The Reporting Person has the direct power to note and dispose of all 6,000,000 shares of common stock.

     (c) Except as otherwise disclosed herein, during the past 60 days the Reporting Person has not affected any transaction in the common stock of the Issuer.

     (d) The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities they hold.

     (e) The Reporting Persons has not ceased to be the beneficial owners of more than five percent of the common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person or any person with respect to securities of the Issuer, including but not limited to transfer or voting of any securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by $240.13d-l(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date         April 7, 2009

Signature    /s/ JayCee James

Name/title   JayCee James Majority Holder


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on, behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

</SEC-DOCUMENT>